UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 000-19914

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K) SAVINGS & RETIREMENT PLAN

Cott Beverages Inc.
4211 W. Boy Scout Blvd.
Suite # 290
Tampa, Florida 33607

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION
207 Queen’s Quay West, Suite 340
Toronto, Ontario, Canada M5J 1A7

Index to Financial Statements and Exhibits

Exhibit No. 23 Consent of Independent Registered Certified Public Accounting Firm

Report of Indepenent Registered Certified Public Accounting Firm

To the Participants and Administrator of
The Restated Cott USA 401(k) Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
June 16, 2004

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Net Assets Available for Benefits December 31, 2003 and 2002

	2003	2002
Assets
Noninterest bearing cash	$—	$2
Investments, at fair value	20,397,060	13,655,127
Participant loans	875,120	892,028
Due from brokers	2,126	—

	21,274,306	14,547,157

Contributions receivable
Participant	134,579	116,701
Employer	200,602	201,962

	335,181	318,663

Liabilities
Other liabilities	2,118	29

Net assets available for benefits	$21,607,369	$14,865,791

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401 (k) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to
Participant contributions	$2,268,328	$2,049,938
Employer contributions	1,570,534	1,352,382
Rollover contributions	231,781	219,834
Interest and dividend income	140,502	128,454
Net appreciation (depreciation) in fair value of investments	4,157,351	(1,156,286)

Total additions	8,368,496	2,594,322

Deductions from net assets attributed to
Benefits paid to participants	1,572,191	1,777,111
Administrative costs	54,727	101,119

Total Deductions	1,626,918	1,878,230

Net increase	6,741,578	716,092
Net assets available for benefits
Beginning of year	14,865,791	14,149,699

End of year	$21,607,369	$14,865,791

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC’) covering substantially all full-time employees 18 years or older who have completed six months of service with Cott Beverages Inc. (formerly Cott Beverages USA, Inc.) (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). As of April 3, 2002 and thereafter, Wachovia Retirement Services Company (“Wachovia”) serves as trustee and custodian. Prior to April 3, 2002, Transamerica Life Insurance and Annuity Company (“Transamerica”) served as the custodian of the Plan’s pooled separate accounts, EBK Capital Management Group (“EBK”) served as the custodian of the Cott Corporation Common Stock, and the Administrative 401(k) Committee, a committee of Company employees, served as the trustee.

Contributions

Participation in the plan is voluntary. Active participants can contribute up to 15 percent of earnings or $12,000, whichever is lower, to the Plan in the form of basic contributions. The Company matches the employee contributions dollar for dollar up to 5 percent of the participant’s earnings. Prior to September 1, 2003, the employer match was comprised of 75 percent cash and 25 percent Cott Corporation Common Stock. Non-matching company contributions may be made at the discretion of the Board of Directors of the Company.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20 percent per year. A participant is 100 percent vested after 5 years of credited service.

Investment Options

Effective September 1, 2003, the Company approved an amendment to the Plan to include Cott Corporation Common Stock as an investment option, subject to specified investment limitations. The Plan provides participants with nine diverse funds and a collective investment trust fund, in addition to the Cott Corporation Common Stock, as investment options in which to invest their contributions.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 15 years. The loans are secured by the balance in the participant’s account and bear an interest rate of prime rate plus 1 percent. Principal and interest is paid ratably through payroll deductions.

Benefits Payments

Vested benefits of retired, disabled, or terminated employees are distributed as a single lump-sum payment and are recorded when paid.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting except for benefits paid to participants, which are recorded when paid.

Investment Valuation and Income Recognition

With the exception of the Cott Corporation Common Stock, the Plan invests in diverse mutual funds and a collective investment trust fund managed by Gartmore Trust Company (beginning June 13, 2003 and as of December 31, 2003). From April 3, 2002 to June 13, 2003, the Plan invested in a common trust fund managed by Wachovia. From January 1, 2002 to April 2, 2002, the Plan invested in pooled separate accounts managed by Transamerica. Each account is valued at quoted market prices to determine a current fund value. Investments in securities for which exchange quotations are readily available are valued at the last sale price or, if not for sale, at the closing bid price. Participant loans are recorded at cost, which approximates fair value. The collective investment trust fund is stated at contract value which approximates market value quoted by Gartmore Trust Company.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Participant Accounts

Participant accounts are credited with units by investment fund for participant contributions, employer contributions, fund transfers and loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying fund investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s fund multiplied by the appropriate unit values on the valuation date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Company. Participants incur the cost of fees charged by the trustee/custodian to process payment requests and loan processing fees. Additionally, investment management fees are assessed to participants.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated July 2, 2002, that the Plan is qualified, and that the trust established under the Plan is tax exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the plan’s financial statements.

5.	Forfeitures

Forfeited nonvested amounts for 2003 and 2002 were $47,668 and $70,725, respectively. The cumulative forfeitures balance of $47,670, at December 31, 2003, is included in the Plan’s investments and is available to reduce future employer contributions and administrative expenses.

6.	Non-Participant Directed Investments

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2003	2002
Non-participant directed investment*
Cott Corporation Common Stock	$4,174,863	$2,616,101

Changes in non-participant directed investment
Contributions	$333,599	$372,390
Net appreciation	1,510,076	269,317
Benefits paid to participant	(284,913)	(496,801)

	$1,558,762	$144,906

*	Includes both non-participant directed and participant directed Cott Corporation Common Stock (Note 1)

7.	Collective Investment Trust

The Gartmore Morley Stable Value Fund investment fund, offered to participants of the Plan, is a collective investment trust fund with Gartmore Trust Company. The Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. Income is accrued daily and reinvested in the Fund. The accrual of income is reflected in the Fund’s unit price which is priced daily and is not held constant.

8.	Related-Party Transactions

Certain Plan investments during the year were common trust funds managed by Wachovia, the custodian and trustee, as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for management services amounted to $54,727 and $101,119 for the years ended December 31, 2003 and 2002, respectively.

The Plan investments include shares of Cott Corporation Common Stock and Participant Loans. These transactions qualify as party-in-interest transactions.

9.	Investments

The following tables present the Plan’s investments that represent five percent or more of the Plan’s assets.

2003
Cott Corporation Common Stock	$4,174,863
American Funds Balanced Fund	3,363,535
American Funds Growth Fund of America	6,768,907
Evergreen Core Bond Fund	1,552,920
Gartmore Morley Stable Value Fund	3,219,088

2002
Cott Corporation Common Stock	$2,616,101
American Funds Balanced Fund	2,175,044
American Funds Growth Fund of America	4,498,676
Evergreen Core Bond Fund	1,417,788
Wachovia Stable Value Fund	2,566,903
Participant Loans	892,028

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of contributions in the financial of statements and form 5500 for the year ended December 31, 2003.

Participant contributions per the financial statements	$2,268,328
Plus: 2002 Participant contribution receivable	116,701
Less: 2003 Participant contribution receivable	(134,579)

Participant contributions per Form 5500	$2,250,450

Employer contributions per the financial statements	$1,570,534
Plus: 2002 Employer contribution receivable	201,962
Less: 2003 Employer contribution receivable	(200,602)

Employer contributions per Form 5500	$1,571,894

Participant contribution receivable per the financial statements	$134,579
Less: 2003 Participant contribution receivable	(134,579)

Participant contribution receivable per Form 5500	$—

Employer contribution receivable per the financial statements	$200,602
Less: 2003 Employer contribution receivable	(200,602)

Employer contribution receivable per Form 5500	$—

11.	Subsequent Event

Effective March 1, 2004, all participants in Premium Beverage Packers, Inc. 401(k) Plan (“Premium 401(k)”) had their balances transferred to the Plan. The value of the Premium 401(k) net assets at the time of the transfer was $1,313,244.

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003	Schedule I

Identity of Issue, Borrower,				Current
Lessor or Similar Party	Description of Investment	Cost		Value
AIM Small Cap Growth	Mutual Fund	$—		$398,611
American Funds Balanced Fund	Mutual Fund	—		3,363,535
American Funds Growth Fund of America	Mutual Fund	—		6,768,907
Davis New York Venture	Mutual Fund	—		149,053
Evergreen Core Bond Fund	Mutual Fund	—		1,552,920
Evergreen Equity Index	Mutual Fund	—		90,879
Fidelity Advisor Mid Cap	Mutual Fund	—		366,208
Franklin Mutual Beacon	Mutual Fund	—		135,794
Templeton Foreign Fund	Mutual Fund	—		177,202
Gartmore Morley Stable Value Fund	Collective Investment Trust Fund	—		3,219,088
Cott Corporation*	Common Stock	2,781,301	**	4,174,863
Participant Loans*	Interest rates of 5% to 10.5%	—		875,120

		$2,781,301		$21,272,180

* Party-in-interest defined by ERISA.
** Non-participant directed investment.

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule H, Line 4(j) - Schedule of Reportable Transactions
Year Ended December 31, 2003	Schedule II

The Plan executed no transactions as defined.

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of Within the Plan Year)
Year Ended December 31, 2003	Schedule III

The Plan executed no transactions as defined.

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible

Year Ended December 31, 2003	Schedule IV

The Plan executed no transactions as defined.

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule of Leases in Default or Classified as Uncollectible
Year Ended December 31, 2003	Schedule V

The Plan executed no transactions as defined.

The Restated Cott USA 401(k) Savings & Retirement Plan

Schedule of Non-Exempt Transactions
Year Ended December 31, 2003	Schedule VI

The Plan executed no transactions as defined.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Restated Cott USA 401(k) Savings & Retirement Plan
By:	/s/ Linda-Marie Holliday
Linda-Marie Holliday
Director Human Resources, Cott Beverages Inc.

June 28, 2004